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SEC Mail Processing
MAR 02 2023
Washington, DC

SEC FILE NUMBER
8-52947

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Consilium Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Franklin Street - 26th floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard D. Briggs Jr.	617-571-6305	rdb@cpboston.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Edelstein & Company
(Name – if individual, state last, first, and middle name)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

8/11/2009	3376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2022

TABLE OF CONTENTS

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Consilium Partners LLC, as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Consilium Partners LLC management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consilium Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Consilium Partners LLC's auditor since 2016.

Edelstein & Company LLP

Boston, Massachusetts
February 27, 2023

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2022

Assets:	
Cash	$ 1,237,005
Property and equipment, net	558
Rental deposit	17,467
Total assets	$ 1,255,030

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 20,002
Accrued expenses	142,547
Accrued distributions to members	170,649
Deferred revenue	15,750
Total liabilities	348,948
Members' equity	906,082
Total liabilities and members' equity	$ 1,255,030

See accompanying notes to financial statements.

Note 1 - Business activity.

Consilium Partners LLC (the "Company") was organized in 2000 in the state of Massachusetts and provides a range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company does not carry customers' funds or securities and is exempt from Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

Note 2 - Summary of significant accounting policies.

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant.

Cash:

Cash consists of balances held in a checking and savings account at a bank, which typically exceed FDIC limits.

Accounts receivable and allowance for credit losses:

Accounts receivable are stated at net realizable value. The Company recognizes reserves for credit losses to ensure that receivables are not overstated due to uncollectibility. Credit loss reserves are maintained for customers using an expected credit loss model based on a variety of factors, including the nature of the accounts receivable, risks of loss, length of time customer receivables are past due, and historical experience. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Note 2 – Summary of significant accounting policies – (continued).

Revenue recognition:

All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determine the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligation in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The majority of the Company's revenues are generated from transaction advisory services to its clients and general consulting services.

The Company enters into contracts with customers for transaction advisory services, that are cancellable by either party at any time, and include advisory fees and success fees. Advisory fees are fixed, nonrefundable fees billed monthly and recognized as revenue over time as the services are provided to the customer. Success fees are considered variable consideration and are received upon the successful consummation of a transaction as defined in the contract with the customer. The success fee is typically based on percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed and the uncertainty associated with the variable consideration is resolved. The time between invoicing and when payments are due for success fees is not significant. Payments for advisory are due based on monthly or quarterly billing schedules established in the client contract, which can vary among customers.

The Company also enters into contracts with customers to provide general consulting services that do not contain a specific deliverable. Under these arrangements the Company views its performance obligation as a promise to transfer a series of distinct services to the customer that are substantially the same and which have the same pattern of service equally through the contract period. Revenue is recognized ratably over the contract term using an output measure of time elapsed. This continuous transfer of control is supported by the unilateral right of many of the Company's customers to terminate contracts for convenience, without having to provide justification for this decision. The Company invoices monthly under these arrangements with payment due on receipt of invoice.

Deferred revenues represent contract liabilities that are recorded when cash payments are received or are due in advance of the satisfaction of performance obligations.

For the year ended December 31, 2022, $5,322,348 of revenue was recognized at a point in time and $544,533 of revenue was recognized over time.

The Company recorded net accounts receivable of $0 and $37,500 at December 31, 2022 and December 31, 2021, respectively.

Note 2 – Summary of significant accounting policies – (continued).

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using the straight-line method. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases:

Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date of the related lease. The lease liability is measured as the present value of the lease payments over the lease term. The company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct cost, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on the straight-line method over the lease term.

Variable payments included in the lease agreements are expensed as incurred. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected for all underlying classes of assets not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2018 are open to examination.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2022

Note 2 – Summary of significant accounting policies – (continued).

Advertising:

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $10,944 which is included in sales and marketing on the statement of operations for the year ended December 31, 2022.

Note 3 – Property and equipment.

Property and equipment consist of the following as of December 31, 2022:

Furniture and fixtures	$ 19,304
Equipment	2,841
	22,145
Less: accumulated depreciation	21,587
	$ 558

Depreciation amounted to $516 for the year ended December 31, 2022 and is included in general and administrative expenses on the statement of operations.

During the year ended December 31, 2022, the Company wrote off property and equipment with a cost of $4,558. The Company recognized a loss from the disposition in the amount of $4,558 which is included as a component of general and administrative expenses on the statement of operations.

Note 4 – Lease commitments.

The Company previously entered into non-cancelable operating leases for real estate and office equipment. The real estate lease expired August 31, 2022, and the Company terminated the office equipment lease early on August 16, 2022. As a result of the early termination of the Company's equipment lease, the Company incurred a loss on lease termination in the amount of $11,619 which is included as a component of general and administrative expense on the statement of operations.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease costs	$ 95,512
Variable lease costs	10,494
Short-term lease costs	46,291
Total lease costs	$ 152,297

Note 4 – Lease commitments – (continued).

Total lease cost is included as a component of general and administrative expense on the statement of operations.

Other information related to leases as of December 31, 2022 was as follows:

Cash paid for the amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases $96,756

As of December 31, 2022, the Company has no leases with terms greater than 12 months. Maturities of lease liabilities under short term operating leases as of December 31, 2022 are $58,653 for 2023.

Note 5 – Net capital requirements.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") which requires minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.

At December 31, 2022, the Company's net capital was $887,687 which was $865,463 in excess of its required net capital of 6-2/3% of aggregate indebtedness of $22,224. The Company's aggregate indebtedness to net capital was 38%.

Note 6 – Concentrations.

During the year ended December 31, 2022, revenue recognized from five customers accounted for 80% of total revenues.

Note 7 – Members' equity.

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued is 10,000,000 units.

As of December 31, 2022, the Company has 6,082,847 Class A units outstanding. As of December 31, 2022, the Company has 32,000 Class C units outstanding. One member owns approximately 36% of the Class A units and three members collectively own approximately 87% of the Class C units.

Note 7 – Members' equity – (continued).

There are no Class B units issued.

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income or net loss

The Company's net income or net loss is allocated among the members in proportion to their respective ownership interest.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2022, the Company expects to distribute $170,649 to its members for payment of income taxes, and this amount is included in accrued distributions to members.

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the LLC

The term of the LLC shall continue until December 31, 2050. The members and managers of the LLC may extend the term prior to the expiration.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 8 – Employee Benefit Plan.

The Company sponsors a defined contribution 401(k) profit-sharing plan ("Plan") covering substantially all employees who meet certain eligibility requirements. The Company may make

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2022

Note 8 – Employee Benefit Plan – (continued).

discretionary profit sharing and matching contributions into the Plan. The Plan provides for the Company to make safe harbor non-elective employer contributions and also allows the Company to make discretionary contributions to the eligible participants' accounts. The Company accrued $119,897 of required employer safe harbor non-elective contributions as of December 31, 2022.

Note 9 - Subsequent events.

Management has evaluated subsequent events through February 27, 2023, the date of which these financial statements were issued.